October 31, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian R. Cascio

Re:	Entorian Technologies Inc.
Form 10-K for the year ended December 31, 2007
Amendment No. 1 to Form 8-K filed September 26, 2008
File No. 0-50553

Dear Mr. Cascio:

I am writing in response to your letter dated October 3, 2008, regarding the subject matter set forth above. I have numbered my responses to correspond to the number in your letter, and assigned letters to each bullet point.

Your letter notes that, where indicated, we should revise our filing in response to these comments. As explained in more detail below, we believe that our purchase accounting and disclosures were appropriate and complied with applicable regulations, given the presence of a common control owner as an element of the transaction. We are happy to discuss with you in more detail if you have additional questions following your review of our responses, which we tried to answer as completely as possible.

Amendment Number 1 to Form 8-K Filed September 26, 2008

SEC Comment:

a.	The percentage ownership of Augmentix and the registrant by Austin Ventures (before and after the transaction) and the percentage interest held by the minority shareholders of Augmentix.

Entorian Reply:

Austin Venture’s effective ownership of Augmentix at the time of the transaction was 52.1% of the common stock, after accounting for conversion of preferred interest and dilution of shares from exercised stock options. The minority interest was 47.9%, and Entorian acquired all of the outstanding Augmentix equity as part of the transaction.

On an undiluted basis, Austin Ventures held approximately 78% of Entorian common stock both before and after the transaction.

SEC Comment:

b.	The amounts of the purchase price allocation in Note (h) attributed to the minority interest holders and the amounts attributed to the common control group. In addition, clarify whether

Austin Ventures or the minority shareholders received the convertible notes and indicate the terms of the notes.

Entorian Reply:

The distributions, including amounts paid to escrow and the expected working capital adjustment, were as follows (amounts in thousands):

Consideration and Costs:	Augmentix Liabilities paid at Closing	Distributed/Allocated to Common Control Owner	Distributed/Allocated to Minority Shareholders	Totals
Cash	8,313	8,840	6,264	23,417
Notes	—	6,805	3,847	10,652
Transaction Costs	—	242	222	464

	8,313	15,887	10,333	34,533

Please note these amounts above do not correspond to the 52.1% / 47.9% ownership split between the common control owner and minority shareholders, primarily due to the accrued dividends due to the preferred holders upon completion of the transaction.

The notes were issued to both Austin Ventures and to the other preferred shareholders based on their pre-transaction ownership of Augmentix. The notes are due in full on December 31, 2010, pay 6.0% annual interest every six months, and also accelerate immediately upon a change in control of Entorian. The notes are convertible at any time to Entorian common stock at an exercise price of $2.50 per share.

SEC Comment:

c.	How you determined the amount of the return of capital to the common control owner in Note (h), and what this represents.

Entorian Reply:

The return of capital amount is the portion of the excess purchase consideration and transaction costs that would have been added to the balance sheet for the fair value of assets acquired under purchase accounting but were not due to the “common control” accounting applied to the transaction.

SEC Comment:

d.	How you applied the guidance in FTB 85-5 and paragraphs A5 to A7 and D11 to D13 of SFAS 141.

Entorian Reply:

We believe our treatment of the transaction reflects the guidance of FTB 85-5 and SFAS 141, specifically that in cases of the combination of commonly control entities the acquisition of a minority interest, in cash, should reflect the fair value of acquired assets, whereas the portion of the combination that relates to the common owner’s interest should be accounted for using the carrying value of acquired assets.

Specifically, the following chart outlines the allocation of the purchase price to assets and capital distribution (amounts in thousands):

Asset or Liability	Augmentix Book value	Fair value	Allocated purchase price	Notes
Cash	543	543	543	No adjustment
Accounts receivable, net	6,448	6,448	6,448	No adjustment
Inventory	5,394	5,394	5,394	No adjustment
Property, plant and equipment	962	1,198	1,075	47.9% of difference capitalized
Other assets	47	47	47	No adjustment
Goodwill	—	10,034	4,806	47.9% capitalized
Developed Technology	—	6,850	3,281	47.9% capitalized
Trade Name	—	2,027	971	47.9% capitalized
Customer Relationships	—	13.037	6,245	47.9% capitalized
Current liabilities	(11,045)	(11,045)	(11,045)	No adjustment

	2,349	34,533	17,765

SEC Comment:

e.	How your purchase price allocation considers the incentive options issued to the employees of Augmentix pursuant to the purchase agreement. In, addition, clarify how these options were valued.

Entorian Reply:

The purchase price does not reflect the options, which were granted in the normal course of business to Augmentix employees that continued to provide service to Entorian post-merger. The vesting period of the stock options is 48 months (with two of a shorter duration, given special circumstances), and the options will be expensed in Entorian’s ongoing operations over their service period. The value of the options will be calculated in accordance with FAS 123R consistent with our accounting policy for Entorian’s other option grants.

SEC Comment:

f.	How you considered the repayment of the $3.2 million of Augmentix debt in your purchase price allocation.

Entorian Reply:

The payment of the debt was an assumed liability of Entorian and as a result, was paid from funds otherwise due to the owners of Augmentix, and is included in the total consideration paid for the company.

SEC Comment:

g.	Clarify whether the assets and liabilities in Note (h) are presented at fair value. In addition, indicate how you determined the estimated fair values of each of the intangible assets included in the purchase price allocation and whether these values only relate to the acquisition of the minority interest.

Entorian Reply:

In cases where there was no difference between the book value and fair value of an asset (as in the case of the working capital assets), the assets are presented at fair value. In cases where the fair value was greater than the book value, the assets are at book value plus a portion of the difference between book value and fair value, as seen in the table in the response to question “d,” above.

The fair values of the identified intangible assets were determined by a “relief from royalty” model that calculated the present value of the after-tax cost savings associated with owning the asset. Variables considered by the model include projected revenues associated with the asset, an appropriate royalty rate, risk associated with the earnings, and the remaining useful life of the asset. Management determined the fair value with the assistance of a valuation firm.

SEC Comment:

h.	Whether you have separately disclosed each of the pro forma adjustments as required by article 11 of Regulation S-X. The pro forma adjustments in notes (j) and (k) appear to include several components, which have not been separately discussed and disclosed.

Entorian Reply:

Yes, we believe that we have separately disclosed each of the pro forma adjustments as required by article 11 of Regulation S-X. The adjustments are each one category of activity. Footnote “j” captured costs for bonuses ($4.3 million) and the transaction closing costs ($600,000) accrued between the June 30 balance sheet and the date of the transaction, and footnote “k” reflected the payment of certain assumed liabilities ($4.9 million for the costs and bonuses and $3.3 million of Augmentix debt) due at the time the transaction closed.

If you have any questions or comments, please do not hesitate to contact me at 512/454-9531, ext. 222, or Stephanie Lucie, Entorian’s General Counsel, at 512/454-9531, ext. 228.

Sincerely,

/s/ W. Kirk Patterson

W. Kirk Patterson

SVP and Chief Financial Officer

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